We Are Kula, LLC
Balance Sheet
(Unaudited)

		December 31, 2018
ASSETS		
Cash	$	837
Total current assets		837
Furniture and fixtures		986
Leasehold improvements		9,295
Accumulated depreciation		(1,114)
Net fixed assets		9,167
TOTAL ASSETS	$	10,004
LIABILITIES AND MEMBERS' DEFICIT		
Accounts payable	$	3,295
Credit card payable		7,568
Related party loans		107,222
Total current liabilities		118,085
Commitments and contingencies		-
Members' deficit		(108,081)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	10,004